FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated Financial Results for the three months ended June 30, 2008 which was filed with the Tokyo Stock Exchange on August 5, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: August 5, 2008	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Consolidated Financial Results

for the First Quarter Ended June 30, 2008

(Prepared in Accordance with U.S. GAAP)

August 5, 2008

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5771-0222)
Adoption of U.S. GAAP:	Yes

1. Consolidated Financial Results for the First Quarter Ended June 30, 2008

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income
Three months ended June 30, 2008 % change from previous period	70,805 16.7%	11,611 65.6%	11,718 61.2%	5,664 46.6%
Three months ended June 30, 2007 % change from previous period	60,650 5.2%	7,010 16.8%	7,271 25.3%	3,863 82.2%

	Basic net income per share	Diluted net income per share
Three months ended June 30, 2008	41.23	41.18
Three months ended June 30, 2007	28.14	28.13

(2) Consolidated Financial Position

			(Millions of Yen, except per share amounts)
	Total assets	Total stockholders’ equity	Equity ratio	Stockholders’ equity per share
June 30, 2008	339,519	186,902	55.0%	1,359.83
March 31, 2008	319,248	182,759	57.2%	1,330.88

2. Cash Dividends

Record Date	Cash dividends per share (yen)
	Interim	Year end	Annual
Year ended March 31, 2008	27.00	27.00	54.00
Year ending March 31, 2009 -Forecast	27.00	27.00	54.00

Change in forecasts of dividends during the three months ended June 30, 2008: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2009

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income	Net income per share
Year ending March 31, 2009	330,000	45,000	44,500	26,000	189.34
% change from previous year	11.0%	33.0%	35.5%	41.7%

Change in earnings forecasts for the fiscal year ending March 31, 2009 during the three months ended June 30, 2008: None

We do not disclose consolidated financial results forecasts for the six months ending September 30, 2008

4. Other

(1)	Changes in significant consolidated subsidiaries during the period (status changes of specified subsidiaries due to changes in the scope of consolidation): None
(2)	Adoption of simplified methods in accounting principles or specific accounting procedures for quarterly consolidated financial statements: None
(3)	Changes in accounting principles, procedures and reporting policies for quarterly consolidated financial statements (items to be disclosed in “Significant change in preparation basis of quarterly consolidated financial statements”)

1. Changes accompanying amendment of accounting standard: Yes

2. Other: None

Please refer to page 11 of this attached material for the details.

(4) Number of shares issued (Common Stock)

1. Number of shares issued: (Treasury stock included)

Three months ended June 30, 2008	143,500,000 shares
Year ended March 31, 2008	143,500,000 shares

2. Number of Treasury Stock:

Three months ended June 30, 2008	6,055,241 shares
Year ended March 31, 2008	6,178,443 shares

3. Average number of shares outstanding:

Three months ended June 30, 2008	137,368,791 shares
Three months ended June 30, 2007	137,259,918 shares

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to page 9 of the attached material for information regarding the assumptions and other related items used in the preparation of these forecasts.

1. Business Performance and Cash Flows

1. Business Performance

Overview

Our Group Companies, KONAMI CORPORATION and its subsidiaries (“Konami”), are major players in the entertainment industry, which has seen the widespread distribution of game consoles and handheld game devices in the home video game market. The distinguishing characteristics of the hardware have inspired the sale of a wide variety of titles, creating excellent marketing opportunities for our business as we expand our overseas markets, especially in North America and Europe.

Japan’s health care industry has been stimulated by the government’s April 2008 introduction of “the designated checkups and health guidance program”, which aims to reduce lifestyle-related diseases at the national level. The program, also referred to as measures against metabolic syndrome, is expected to boost demand for and interest in products and services that maintain and improve health.

Under these conditions, our Digital Entertainment business segment began the long-awaited release of METAL GEAR SOLID 4 GUNS OF THE PATRIOTS for PlayStation 3, sold simultaneously worldwide in June 2008, and achieved sensational sales. Sales of our products for arcades and card game products have also been strong.

Our Health & Fitness segment has expanded services at newly opened facilities under direct Konami management and at other facilities outsourced to Konami. We are promoting IT-enabled health management systems and improved programs and upgrading services that are designed around the unique features of individual sports clubs. One example is projects designed to fight metabolic syndrome.

Our Gaming & System business segment has strengthened the marketing potential of its slot machines, especially the K2V series and Advantage 5, with the aim of expanding our share in the North American market. We also have been developing a solid earnings structure in this segment thanks to sales revenues from the Konami Casino Management System, as well as participation agreements that establish an equipment marketing system in which profits are shared among casino operators.

In terms of financial performance, for the consolidated results for the three months ended June 30, 2008, net revenues amounted to ¥70,805 million (a year-on-year increase of 16.7%), operating income was ¥11,611 million (a year-on-year increase of 65.6%), income before income taxes was ¥11,718 million (a year-on-year increase of 61.2%), and net income was ¥5,664 million (a year-on-year increase of 46.6%).

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Three months ended June 30, 2007	Three months ended June 30, 2008	% change
Digital Entertainment	¥34,875	¥44,850	28.6
Health & Fitness	21,617	22,174	2.6
Gaming & System	3,572	3,673	2.8
Other and Eliminations	586	108	(81.6)

Consolidated net revenues	¥60,650	¥70,805	16.7

Digital Entertainment

Computer & Video Games business: On June 12, 2008, we began the simultaneous and global release of METAL GEAR SOLID 4 GUNS OF THE PATRIOTS for PlayStation 3. This is the first software for PlayStation 3 that uses the full capacity of the Blu-Ray Disc. Due to the quality of the game, it received accolades even before it went on sale, and was honored with the Excellence Prize at the 11th Japan Media Arts Festival (Entertainment Division), organized by the government’s Agency for Cultural Affairs. The METAL GEAR SOLID brand has continued to maintain its dynamic potential, which has contributed to sales of more than 3 million worldwide. Sales are still steadily increasing.

In Japan, JIKKYOU PAWAFURU PUROYAKYU PORTABLE 3 and PUROYAKYU SPIRITS 5 have sold well. Offshore, meanwhile, in North America, our music games DanceDanceRevolution HOTTEST PARTY and KARAOKE REVOLUTION American Idol ENCORE debuted in the previous term and continue to sell well. In Europe, PRO EVOLUTION SOCCER 2008, which we released during the previous term, remains highly popular and continues to do well.

Amusement business: Various titles have achieved strong sales for our “e-AMUSEMENT” service that network with arcades throughout Japan. These titles include HORSERIDERS, a new style of game which enables card-holding players to compete among rivals as virtual jockeys raising and racing their horses, and the interactive ACTION (DEKA), a new type of multiple-experience game that thrusts the player into the role of action movie hero. Other titles in popular series that continue to do very well are MAH-JONG FIGHT CLUB 6 and WORLD SOCCER Winning Eleven ARCADE CHAMPIONSHIP 2008. In the medal game genre for commercial enterprises, our mid-sized pusher game SPINFEVER continues to enjoy robust sales.

Card games business: The YU-GI-OH! TRADING CARD GAME series has recorded brisk sales, especially in Japan.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2008 of this segment amounted to ¥44,850 million (a year-on-year increase of 28.6%).

Health & Fitness

Operation of fitness clubs: Membership is climbing among middle-aged and older adults who tend to be increasingly conscious of their health. On the other hand, the average number of members per facility is on a downward trend because of steeper competition with other sports clubs, as young people, who were once the mainstay of clubs, come in fewer numbers, and as the opening of competitor outlets increases. To deal with these challenges, sports clubs operated by Konami are working hard to provide high-quality services, by developing new facilities under direct management and through expansion of facilities the management of which has been outsourced to us.

The newly opened facilities under direct management are in Shin-Nagata (Hyogo Prefecture), opened in April 2008, and Musashi-Kosugi (Kanagawa) and Imazato (Osaka), both opened in June 2008. The sports club in Shin-Nagata offers a range of programs involving water resistance challenges, with seven user-friendly courses in a spacious 25-meter pool. The one in Imazato is the first Konami sports club with a pool for water aerobic walking. Each facility offers services that distinguish it from the other facilities.

In addition, metabolic syndrome has attracted greater attention recently, and our IT-enabled health management systems and improved programs are well equipped to address the concerns of club members. Our IT-enabled health management system e-XAX helps members keep track of their individual exercise histories and manage data on their fitness progress. This system is being installed on a growing scale. Two other programs we are promoting are 6WEEKS, designed to help users tackle lifestyle-related diseases, and the diet program, Biometrics.

In March 2008, Sportsplex Japan Co., Ltd. (SPJ) joined the Konami Group, and on June 30, 2008 it merged with Konami Sports & Life. We will continue to expand our group’s high-quality multi-option services in former SPJ facilities to offer excellent value.

Operation of sports facilities outsourced to us: We have added four facilities, including Totsuka Sports Center (Saitama) and Kujo (Nara), to the list of Japanese public facilities whose management we are supporting through our group’s know-how and expertise. This business has expanded our ability to promote health and fitness in local communities. As of the end of June 2008, the total number of our directly operated facilities, facilities outsourced to us and other group outlets reached 337.

Health products: Healthcare needs are becoming increasingly diversified and we are expanding our lineup of products to meet these needs. By organizing an exhibit at Health & Fitness Japan 2008 held in June 2008, we highlighted many of our products promoting physical exercise, well-being and measures to combat metabolic syndrome. One product, the FORCEDREP WAIST SHAPER, is our second offering in our popular fitness machine FORCEDREP series, and has been attracting attention as an effective stimulator for flabby waists.

Three members from our group’s swimming and gymnastic teams have been chosen to represent Japan in the 2008 Summer Olympics. We will continue to support these fine athletes, who are the pride of Japan, and are confident that their rigorous training will bring them superb results.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2008 of this segment amounted to ¥22,174 million (a year-on-year increase of 2.6%).

Gaming & System

Our Gaming & System business segment realized stable profits by introducing popular products and boosting sales potential, with a view to expanding our share of the North American market. Our K2V series slot machines and our group’s first mechanical five-reel slot machine, Advantage 5, continue to be well received. Sales revenues are satisfactory due also to the Konami Casino Management System, the maintenance services of which contribute to more stable profits, and to participation agreements.

On the other hand, the Australian market is experiencing a decline in demand because of restrictions on the number of gaming devices in major states, tax system changes, and anti-smoking regulations. This decline is having a negative impact on the sale of our group’s slot machines. To boost our market share, we intend to improve our services for existing customers and launch the mechanical five-reel slot machine in the Australian market.

At the Gaming Convention & Trade Show held by the National Indian Gaming Association (NIGA) in April 2008 in San Diego, California, we received positive attention for our mechanical reel slot machines, and the Konami Casino Management System. In addition, in June 2008, Konami Australia Pty. Ltd. and Konami Gaming Inc. teamed up for an exhibit at the Global Gaming Expo Asia in Macao. The exhibit highlighted a wide lineup, including Advantage 5, video reel slot machines, gaming machines such as the linked progressive machine Mystical Temple, and the Konami Casino Management System. Reaction to our lineup at the exhibit was favorable.

Konami intends to develop its global potential to meet global market demand, build new production systems, and expand its business while negotiating strategic tie-ups with other companies.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2008 of this segment amounted to ¥3,673 million (a year-on-year increase of 2.8%).

2. Cash Flows

Cash flow summary for the three months ended June 30, 2008:

	Millions of Yen
	Three months ended June 30, 2007	Three months ended June 30, 2008	Change
Net cash provided by operating activities	¥489	¥4,810	¥4,321
Net cash used in investing activities	(6,778)	(1,027)	5,751
Net cash used in financing activities	(4,277)	(4,099)	178
Effect of exchange rate changes on cash and cash equivalents	1,204	1,129	(75)
Net increase (decrease) in cash and cash equivalents	(9,362)	813	10,175
Cash and cash equivalents, end of the period	47,971	52,943	4,972

Cash and cash equivalents (hereafter, referred to as “Net cash”), for the three months ended June 30, 2008, amounted to ¥52,943 million, an increase of ¥813 million compared to the year ended March 31, 2008, and a year-on-year increase of 10.4%.

Cash flow summary for each activity for the three months ended June 30, 2008 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥4,810 million for the three months ended June 30, 2008, a year-on-year increase of 883.6%. Despite the increase in inventories and accounts receivable, this increase primarily resulted from an increase in net income for this period and deferred revenue.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥1,027 million for the three months ended June 30, 2008, a year-on-year decrease of 84.8%. In spite of the increase in capital expenditures, the decrease in the amount used mainly resulted from the proceeds of sales of property and equipment.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥4,099 million for the three months ended June 30, 2008, a year-on-year decrease of 4.2% . This primarily resulted from purchases of treasury stock and payments of dividends.

3.Outlook for Fiscal Year Ending March 31, 2009

Digital Entertainment

The digital entertainment industry market in Japan is reaching maturity. Conversely, the North American and European markets have been posting favorable growth rates over the last few years and we intend to look closely at possible developments in those markets. Our Winning Eleven series (known outside Japan as PRO EVOLUTION SOCCER) has an excellent reputation in Japan and other countries and we intend to continue developing it globally for multiple platforms. For the North American market, we intend to develop the MLB POWER PROS series for multiple platforms and focus on music games which enjoy solid popularity. We are planning to introduce the new product Rock Revolution as a companion product to the DanceDanceRevolution series.

We intend to bolster our online distribution title lineup with Metal Gear Online, which is used for playing with the Starter Pack included on the main disc of METAL GEAR SOLID 4 GUNS OF THE PATRIOTS, and with the dungeon-adventure RPG Chaotic Eden, planned for distribution in South Korea during the current fiscal year. We also intend to introduce new titles and new Konami original content for game consoles that have network functions as part of their standard equipment to encourage download marketing.

Video games for commercial enterprises: We plan to further expand our lineup of products having access to “e-AMUSEMENT” service and further promote the marketing of jubeat, a new style of rhythm-action game played by touching the screen in synch with music, and popular series such as MAHJONG FIGHT CLUB and BASEBALL HEROES.

Card games: We intend to continue the global promotion of the YU-GI-OH! TRADING CARD GAME series.

Instead of being satisfied with the present success of our popular content game software, video games for commercial enterprises, and card games, we intend to tackle new challenges in different fields, pursuing the possibilities offered through a combination of efforts.

Health & Fitness

Konami’s promotion of health and fitness focuses on exercise, leisure and nutrition. We are therefore developing and providing health enhancement programs that offer guidance in both exercise techniques and nutrition, and developing highly effective health-related equipment. Our goal is to explore the potential of a wide range of health-promoting services. One group member, Konami Sports & Life, manages more than 300 large sports clubs in Japan as a leading sports-club operating company based on a service-oriented business, and also designs and manufactures fitness machines and supplements. These products are tested at their sports clubs to demonstrate effectiveness, and marketing results are then reflected in subsequent development efforts. This distinctive approach has become one element in the company’s strategic promotion of its health services.

The sports club market in Japan is characterized by opposing trends—middle-aged and older adults are becoming increasingly conscious of their health, and are buying sports club memberships in greater numbers, but, on the other hand, Japan’s low birth rate is reducing the number of young people and competition among clubs is now steep. These trends point to a decline in the average number of members per sports club. On the bright side, Japan’s aging society and the government’s launch of a health guidance program to combat lifestyle-related diseases will most likely create greater opportunities for sports clubs and for the development and sale of health-related equipment. We intend to seize these opportunities by offering health-promotion programs designed on the results obtained at our sports clubs and by developing practical health-related equipment, thereby responding to a wide range of market needs.

Gaming & System

We intend to expand sales of mechanical reel slot machines (which are common in the North American gaming scene), especially the popular mechanical five-reel slot machine, Advantage 5. We also intend to expand the sale of video slot machines, which are popular in Australia, and promote the new release of the Konami Casino Management System in Australia. We also intend to focus on increasing regular income and ensuring more stable operations through participation agreements and casino management maintenance services.

By strengthening the collaboration among our three hubs in North America, Australia and Japan in product research and development, and by strengthening our partnerships, we intend to boost management efficiency, develop new products that respond to social changes and people’s preferences, and add value to existing products. For example, instead of developing slot machines in isolation, we are encouraging a network-type framework for product development and marketing, with the goal of using a casino management system to bring greater effectiveness and dynamism to casino management. The Konami Casino Management System is already sold in North America and we intend to market it in Australia. Through these efforts, Konami aims to expand sales, especially in the growing North American market.

Projected consolidated results for the fiscal year ending March 31, 2009 are as follows: net revenue of 330,000 million yen; operating income of 45,000 million yen; income before income taxes of 44,500 million yen; and net income of 26,000 million yen. Thus, there is no change from the figures released in the Consolidated Financial Results for the Year Ended March 31, 2008, dated May 15, 2008.

Please note that we will not disclose projected consolidated results for the second quarter, the six-month period ending September 30, 2008, owing to the fact that Konami, which is engaged in a hit business, requires flexibility in how products are released and is subject to fluctuations in sales throughout the course of the year.

Special Note:

In this document, forward-looking statements are based on management’s assumptions and beliefs in light of information currently available, which may contain various risks and uncertainties.

As a result, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

4. Other

(1)	Changes in significant consolidated subsidiaries during the period (status changes of specified subsidiaries due to changes in the scope of consolidation) : None

(2)	Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3)	Changes in accounting principles, procedures and reporting policies for quarterly consolidated financial statements (items to be disclosed in “Significant change in preparation basis for quarterly consolidated financial statements”)

1.	Changes accompanying amendment of accounting standard: Yes

Effective April 1, 2008, Konami has adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.”SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and specifies disclosures about fair value measurement. The adoption of SFAS No. 157 did not have a significant impact on our consolidated results of operations and financial condition.

2.	Other: None

2. Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	June 30, 2007		June 30, 2008		March 31, 2008		June 30, 2008
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥47,971		¥52,943		¥52,130		$497,491
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥537 million, ¥265 million ($2,490 thousand) and ¥260 million at June 30, 2007, June 30, 2008 and March 31, 2008, respectively	25,921		41,773		33,802		392,530
Inventories	30,860		34,742		24,374		326,461
Deferred income taxes, net	13,714		19,326		18,275		181,601
Prepaid expenses and other current assets	13,984		12,519		11,498		117,638

Total current assets	132,450	43.2	161,303	47.5	140,079	43.9	1,515,721

PROPERTY AND EQUIPMENT, net	57,990	18.9	66,368	19.5	66,690	20.9	623,642

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	660		598		659		5,619
Investments in affiliates	6,322		6,386		6,414		60,008
Identifiable intangible assets	38,456		38,147		38,161		358,457
Goodwill	22,710		21,965		21,935		206,399
Lease deposits	28,358		28,425		28,205		267,102
Deferred income taxes, net	2,829		2,970		2,687		27,908
Other assets	16,760		13,357		14,418		125,512

Total investments and other assets	116,095	37.9	111,848	33.0	112,479	35.2	1,051,005

TOTAL ASSETS	¥306,535	100.0	¥339,519	100.0	¥319,248	100.0	$3,190,368

	Millions of Yen						Thousands of U.S. Dollars
	June 30, 2007		June 30, 2008		March 31, 2008		June 30, 2008
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥22,984		¥8,061		¥8,115		$75,747
Trade notes and accounts payable	18,877		24,945		20,410		234,401
Accrued income taxes	826		5,072		9,523		47,660
Accrued expenses	22,759		19,105		21,934		179,525
Deferred revenue	6,322		20,907		7,848		196,457
Other current liabilities	10,858		11,750		7,283		110,412

Total current liabilities	82,626	26.9	89,840	26.5	75,113	23.5	844,202
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	23,707		35,706		35,613		335,519
Accrued pension and severance costs	1,365		2,694		2,699		25,315
Deferred income taxes, net	12,304		11,718		11,559		110,111
Other long-term liabilities	6,942		8,098		7,181		76,095

Total long-term liabilities	44,318	14.5	58,216	17.1	57,052	17.9	547,040

TOTAL LIABILITIES	126,944	41.4	148,056	43.6	132,165	41.4	1,391,242

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	3,138	1.0	4,561	1.4	4,324	1.4	42,858

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,555,786 shares, 143,500,000 shares and 143,500,000 shares at June 30, 2007, June 30, 2008 and March 31, 2008, respectively	47,399	15.5	47,399	13.9	47,399	14.8	445,395
Additional paid-in capital	77,227	25.2	77,084	22.7	77,078	24.1	724,338
Legal reserve	284	0.1	284	0.1	284	0.1	2,669
Retained earnings	62,717	20.5	75,449	22.2	73,492	23.0	708,974
Accumulated other comprehensive income	7,195	2.3	4,444	1.3	2,579	0.8	41,759
Treasury stock, at cost- 6,285,738 shares, 6,055,241 shares and 6,178,443 shares at June 30, 2007, June 30, 2008 and March 31, 2008, respectively	(18,369)	(6.0)	(17,758)	(5.2)	(18,073)	(5.6)	(166,867)

Total stockholders’ equity	176,453	57.6	186,902	55.0	182,759	57.2	1,756,268
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥306,535	100.0	¥339,519	100.0	¥319,248	100.0	$3,190,368

13

3. Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Three months ended June 30, 2007		Three months ended June 30, 2008		Year ended March 31, 2008		Three months ended June 30, 2008
		%		%		%
NET REVENUES:
Product sales revenue	¥40,782		¥50,407		¥218,306		$473,661
Service revenue	19,868		20,398		79,096		191,674

Total net revenues	60,650	100.0	70,805	100.0	297,402	100.0	665,335

COSTS AND EXPENSES:
Costs of products sold	21,372		25,215		131,890		236,939
Costs of services rendered	18,707		19,626		73,298		184,420
Selling, general and administrative	13,561		14,353		58,375		134,871

Total costs and expenses	53,640	88.4	59,194	83.6	263,563	88.6	556,230

Operating income	7,010	11.6	11,611	16.4	33,839	11.4	109,105

OTHER INCOME (EXPENSES):
Interest income	266		197		894		1,851
Interest expense	(243)		(399)		(1,105)		(3,749)
Other, net	238		309		(794)		2,904

Other income (expenses), net	261	0.4	107	0.1	(1,005)	(0.4)	1,006

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	7,271	12.0	11,718	16.5	32,834	11.0	110,111
INCOME TAXES	3,117	5.1	5,791	8.1	13,080	4.4	54,417
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	4,154	6.9	5,927	8.4	19,754	6.6	55,694
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	438	0.7	292	0.4	1,589	0.5	2,744
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	147	0.2	29	0.0	180	0.1	273

NET INCOME	¥3,863	6.4	¥5,664	8.0	¥18,345	6.2	$53,223

PER SHARE DATA:

	Yen			U.S. Dollar
	Three months ended June 30, 2007	Three months ended June 30, 2008	Year ended March 31, 2008	Three months ended June 30, 2008
Basic net income per share	¥28.14	¥41.23	¥133.63	$0.39
Diluted net income per hare	28.13	41.18	133.57	0.39

Weighted-average common share outstanding	137,259,918	137,368,791	137,290,259
Diluted weighted-average common shares outstanding	137,298,107	137,560,824	137,344,709

4. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Three months ended June 30, 2007	Three months ended June 30, 2008	Year ended March 31, 2008	Three months ended June 30, 2008
Cash flows from operating activities:
Net income	¥3,863	¥5,664	¥18,345	$53,223
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	3,037	2,950	12,069	27,720
Provision for doubtful receivables	(34)	0	(248)	0
Equity in net income of affiliated company	(147)	(29)	(180)	(273)
Minority interest	438	292	1,589	2,744
Deferred income taxes	1,055	(1,139)	(3,225)	(10,703)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	4,929	(7,039)	(7,483)	(66,144)
Decrease (increase) in inventories	(6,524)	(10,020)	(2,117)	(94,155)
Decrease (increase) in other receivables	1,127	1,267	902	11,906
Decrease (increase) in prepaid expense	(506)	(1,706)	747	(16,031)
Increase (decrease) in trade notes and accounts payable	(6,404)	3,908	(623)	36,723
Increase (decrease) in accrued income taxes, net of tax refunds	(42)	(6,038)	6,845	(56,737)
Increase (decrease) in accrued expenses	(807)	(2,175)	827	(20,438)
Increase (decrease) in deferred revenue	659	13,058	2,192	122,703
Increase (decrease) in advance received	620	1,546	(427)	14,527
Increase (decrease) in deposits	1,283	1,831	(850)	17,205
Other, net	(2,058)	2,440	2,425	22,928

Net cash provided by operating activities	489	4,810	30,788	45,198

	Millions of Yen			Thousands of U.S. Dollars
	Three months ended June 30, 2007	Three months ended June 30, 2008	Year ended March 31, 2008	Three months ended June 30, 2008
Cash flows from investing activities:
Capital expenditures	(3,093)	(3,713)	(11,995)	(34,890)
Proceeds from sales of property and equipment	—	1,315	8	12,357
Acquisition of new subsidiaries, net of cash acquired	—	—	(367)	—
Increase in lease deposits, net	(3,604)	1,410	(2,627)	13,249
Other, net	(81)	(39)	(378)	(367)

Net cash used in investing activities	(6,778)	(1,027)	(15,359)	(9,651)
Cash flows from financing activities:
Net decrease in short-term borrowings	—	—	(1,869)	—
Repayments of long-term debt	(148)	(148)	(2,969)	(1,391)
Proceeds from Issuance of bonds	—	—	15,000	—
Redemption of bonds	—	—	(20,000)	—
Principal payments under capital lease obligations	(678)	(682)	(2,596)	(6,409)
Dividends paid	(3,476)	(3,560)	(7,419)	(33,452)
Purchases of treasury stock by parent company	(8)	(94)	(31)	(883)
Other, net	33	385	66	3,618

Net cash used in financing activities	(4,277)	(4,099)	(19,818)	(38,517)
Effect of exchange rate changes on cash and cash equivalents	1,204	1,129	(814)	10,609
Net decrease in cash and cash equivalents	(9,362)	813	(5,203)	7,639
Cash and cash equivalents, beginning of the period	57,333	52,130	57,333	489,852

Cash and cash equivalents, end of the period	¥47,971	¥52,943	¥52,130	$497,491

1) Going concern assumption:

None

2) Significant changes in stockholders’ equity:

None

5. Segment Information (Unaudited)

(1) . Segment information

Three months ended June 30, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥34,748	¥21,513	¥3,572	¥817	¥60,650
Intersegment	127	104	—	(231)	—

Total	34,875	21,617	3,572	586	60,650
Operating expenses	26,574	19,833	3,177	4,056	53,640

Operating income (loss)	¥8,301	¥1,784	¥395	¥(3,470)	¥7,010

Three months ended June 30, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥44,779	¥22,078	¥3,673	¥275	¥70,805
Intersegment	71	96	—	(167)	—

Total	44,850	22,174	3,673	108	70,805
Operating expenses	31,691	21,590	3,201	2,712	59,194

Operating income (loss)	¥13,159	¥584	¥472	¥(2,604)	¥11,611

Year ended March 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥178,382	¥86,196	¥18,471	¥14,353	¥297,402
Intersegment	557	348	—	(905)	—

Total	178,939	86,544	18,471	13,448	297,402
Operating expenses	143,579	81,251	15,677	23,056	263,563

Operating income (loss)	¥35,360	¥5,293	¥2,794	¥(9,608)	¥33,839

Three months ended June 30, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$420,776	$207,461	$34,514	$2,584	$665,335
Intersegment	667	902	—	(1,569)	—

Total	421,443	208,363	34,514	1,015	665,335
Operating expenses	297,792	202,875	30,079	25,484	556,230

Operating income (loss)	$123,651	$5,488	$4,435	$(24,469)	$109,105

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production and sale of digital content and related products including Computer & Video Games, Amusement, Card Games, and Online.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production and sale of health and fitness related goods.

		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

	3.	“Corporate” primarily consists of administrative expenses of the Company.

	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

(2). Geographic information

Three months ended June 30, 2007	Japan	North America	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥50,346	¥4,439	¥4,136	¥1,729	¥60,650	—	¥60,650
Intersegment	1,702	1,070	0	37	2,809	¥(2,809)	—

Total	52,048	5,509	4,136	1,766	63,459	(2,809)	60,650
Operating expenses	45,443	5,575	3,866	1,552	56,436	(2,796)	53,640

Operating income (loss)	¥6,605	¥(66)	¥270	¥214	¥7,023	¥(13)	¥7,010

Three months ended June 30, 2008	Japan	North America	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥56,345	¥7,865	¥5,264	¥1,331	¥70,805	—	¥70,805
Intersegment	3,831	857	3	120	4,811	¥(4,811)	—

Total	60,176	8,722	5,267	1,451	75,616	(4,811)	70,805
Operating expenses	49,889	7,748	4,757	1,606	64,000	(4,806)	59,194

Operating income (loss)	¥10,287	¥974	¥510	¥(155)	¥11,616	¥(5)	¥11,611

Year ended March 31, 2008	Japan	North America	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥220,462	¥34,137	¥35,589	¥7,214	¥297,402	—	¥297,402
Intersegment	21,147	4,802	44	658	26,651	¥(26,651)	—

Total	241,609	38,939	35,633	7,872	324,053	(26,651)	297,402
Operating expenses	211,643	37,532	33,810	7,304	290,289	(26,726)	263,563

Operating income (loss)	¥29,966	¥1,407	¥1,823	¥568	¥33,764	¥75	¥33,839

Three months ended June 30, 2008	Japan	North America	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$529,459	$73,905	$49,464	$12,507	$665,335	—	$665,335
Intersegment	35,999	8,053	28	1,128	45,208	$(45,208)	—

Total	565,458	81,958	49,492	13,635	710,543	(45,208)	665,335
Operating expenses	468,794	72,806	44,700	15,091	601,391	(45,161)	556,230

Operating income (loss)	$96,664	$9,152	$4,792	$(1,456)	$109,152	$(47)	$109,105

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are rendered and attribute assets based on where assets are located.

North America presented in the table above substantially consists of United States.

Notes: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).